SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of Eco Wave Power Global AB (publ)’s (the “Registrant”): (i) Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2026, which are attached hereto as Exhibit 99.1; (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the six months ended June 30, 2026, which is attached hereto as Exhibit 99.2; and (iii) the Registrant’s press release issued on August 11, 2026, announcing its financial results as of and for the six-month period ended June 30, 2026, which is attached hereto as Exhibit 99.3.

This Report of Foreign Private Issuer on Form 6-K (with the exception of the fifth paragraph of the section titled “Operations” and the section titled “CEO Commentary” in Exhibit 99.3) is incorporated by reference into the Registrant’s Registration Statement on Form F-3 (Registration No. 333-275728) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Unaudited Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2026.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2026.
99.3	Eco Wave Power Global AB (publ)’s press release issued on August 11, 2026, announcing its financial results as of and for the six-month period ended June 30, 2026.
104	Cover Page Interactive Data File (formatted as Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ Aharon Yehuda
Aharon Yehuda Chief Financial Officer

Date: August 11, 2026

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